Exhibit 12
XL GROUP LTD
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERENCE DIVIDENDS

	Six Months Ended
(U.S. dollars in thousands, except ratios)	2017	2016
Earnings:
Pre-tax income (loss) from continuing operations	$440,598	$113,948
Fixed charges	178,353	179,394
Distributed income of equity investees	88,305	104,865
Subtotal	$707,256	$398,207
Less: Non-controlling interests	5,459	5,436
Less: Preference share dividends	63,970	60,751
Total earnings (loss)	$637,827	$332,020

Fixed charges:
Interest costs	$83,672	$85,346
Accretion of deposit liabilities	21,057	22,695
Rental expense at 30% (1)	9,654	10,602
Total fixed charges	$114,383	$118,643
Preference share dividends	63,970	60,751
Total fixed charges and preference dividends	$178,353	$179,394

Ratio of earnings to fixed charges	5.6	2.8

Ratio of earnings to combined fixed charges and preference dividends	3.6	1.9

Deficiency - fixed charges only	N/A	N/A

Deficiency - fixed charges and preference dividends	N/A	N/A
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(1)	30% represents a reasonable approximation of the interest factor.